Exhibit 99.1

pingtan marine enterprise Reports FINANCIAL RESULTS

for the fourth quarter and year ended december 31, 2021

Company to Hold Conference Call on

Wednesday, May 18, 2022, at 8:30 AM ET

FUZHOU, China, May 17, 2022 – Pingtan Marine Enterprise Ltd. (Nasdaq: PME) (“Pingtan” or the “Company”), a fishing company based in the People’s Republic of China (PRC), today announced financial results for its fourth quarter and fiscal year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights (Year over Year Comparison)

●	Revenue was $62.8 million, representing a 102.5% year-over-year increase.

●	Gross loss was $7.4 million, compared to gross loss of $12.0 million, and gross loss margin was 11.8%, compared to gross loss margin of 38.7%.

●	Net income attributable to owners of the Company was $6.7 million, or $0.08 per basic and diluted share, compared to net loss attributable to owners of the Company of $79.7 million, or $(1.00) per basic and diluted share.

2021 Financial Highlights (Year over Year Comparison)

●	Revenue was $164.1 million, representing an 88.1% year-over-year increase.

●	Gross loss was $12.6 million, compared to gross loss of $2.4 million, and gross loss margin was 7.7%, compared to gross loss margin of 2.8%.

●	Net loss attributable to owners of the Company was $2.5 million, or $(0.03) per basic and diluted share, compared to net loss attributable to owners of the Company of $72.9 million, or $(0.92) per basic and diluted share.

Management Comments

Mr. Xinrong Zhuo, Chairman and CEO of the Company, commented, “In 2021, various businesses were challenged by the COVID-19 as it resurged from time to time in many localities across China throughout the year. Despite the overall difficulties, we were able to deliver an 88.1% increase in revenue and a 54.4% increase in sales volumes for 2021. However, due to the market downturn, the company recorded a decreased gross margin for the 2021 fiscal year, albeit a slightly increased gross profit margin in the second half of the year.

As such, the management believes that it is necessary to continue to strengthen the Company’s production capacity and all aspects of product sales in the new year. Meanwhile, the management has decided to make certain strategic adjustments, including suspending the construction of the Antarctic krill vessel to recover funds, as well as expediting the modification and rebuilding progress of a new batch of fishing vessels to further increase harvest capacity and volume. The Company has also intensified its efforts to connect with large-scale distributors to improve the delivery speed through online-offline linkage, reduce frozen storage costs and selling expenses, and improve corporate efficiency.”

Pingtan Marine Enterprise, Ltd.	Page 2
May 16, 2022

Factors Affecting Pingtan’s Results of Operations

COVID-19 pandemic

The COVID-19 pandemic has adversely affected the global economy, our markets in the PRC and our business.

In reaction to the pandemic, many provinces and municipalities in the PRC, where our business is currently conducted, activated the highest response to the emergency public health incident. Emergency quarantine measures and travel restrictions have had a significant impact on many sectors across China, which has also adversely affected the Company’s operations. To reduce the impact on its production and operations, the Company has implemented a series of safety measures, and has resumed normal operations since March 2020. Management is focused on mitigating the impact of COVID-19 on its business operations while protecting the employees’ health and safety. The Company will continue to actively monitor the situation and may take further actions that alter its business operations as may be required by local authorities or that the Company determines are in the best interests of its employees, customers, partners, suppliers and other stakeholders.

Some of the Company’s customers are fish processing plants that export processed fish products to foreign countries. These customers reduced or postponed their purchases from us and adjusted their business strategies in relation to exportation or domestic sale in light of the development of the pandemic. These changes may cause a decrease in our unit selling price, an increase in inventory and delayed settlement of our accounts receivable. If the economic effects caused by the pandemic continue or increase in the PRC, overall customer demand may continue to decrease, which could have an adverse effect on our business, results of operations and financial condition.

The Company anticipates that its results of operations will continue to be affected by this pandemic in fiscal year 2022, as the COVID-19 pandemic has continued to caused disruptions to domestic and global businesses and markets. However, the extent of the impact on the Company’s financial condition and results of operations is still highly uncertain and will depend on future developments, such as the ultimate duration and scope of the pandemic, its continuing impact on our customers, how quickly normal economic conditions, operations, and the demand for the Company’s products can fully resume and whether the pandemic leads to recessionary conditions in the PRC, the United States or globally. As such, the Company may not reasonably estimate the extent of the impact on its full-year results of operations, its liquidity or its overall financial position.

The Company’s Fishing Fleet

As of December 31, 2021, of the Company’s 142 vessels, 100 were located in international waters, 12 were located in the Bay of Bengal in India, 13 were located in the PRC, and the remaining 17 were located in the Arafura Sea in Indonesia and not in operation.

Pingtan Marine Enterprise, Ltd.	Page 3
May 16, 2022

Pingtan’s Revenue Break-down By PRC Provincial Division

	Year Ended December 31,
	2021	2020	2019
Fujian province	50%	68%	66%
Shandong province	29%	24%	28%
Zhejiang province	9%	7%	4%
Guangdong province	4%	0%	1%
Liaoning province	3%	0%	0%
Other areas	5%	1%	1%
Total	100%	100%	100%

2021 Selected Financial Highlights

	Three Months ended December 31,		Years Ended December 31,
($ in millions, except share and per share data)	2021	2020	2021	2020	2019
Revenue	$62.8	$31.0	$164.1	$87.2	$89.6
Cost of Revenue	$70.2	$43.0	$176.7	$89.7	$64.4
Gross (Loss) Profit	$(7.4)	$(12.0)	$(12.6)	$(2.4)	$25.2
Gross (Loss) Profit Margin	(11.8)%	(38.7)%	(7.7)%	(2.8)%	28.1%
Net (Loss) Income	$7.3	$(85.2)	$(2.4)	$(77.6)	$6.4
Basic and Diluted Weighted Average Shares Outstanding	85.9	79.3	84.9	79.1	79.1
EPS (in $)	$0.08	$(1.00)	$(0.04)	$(0.92)	$0.07

Balance Sheet Highlights

	As of December 31,
($ in millions, except for book value per share)	2021	2020

Cash and Cash Equivalents	$5.8	$0.7
Total Current Assets	$240.4	$114.2
Total Assets	$576.2	$463.5
Total Current Liabilities	$243.4	$133.4
Total Long-term bank loans-non-current	$240.7	$245.1
Total Liabilities	$484.1	$378.5
Shareholders’ Equity	$92.1	$85.0
Total Liabilities and Shareholders’ Equity	$576.2	$463.5
Book Value Per Share (in $)	$1.08	$1.07

Pingtan Marine Enterprise, Ltd.	Page 4
May 16, 2022

Consolidated Financial and Operating Review

Revenue

The Company’s revenue for the three months ended December 31, 2021 was $62.8 million, as compared to $31.0 million for the same period of 2020.

The Company’s revenue was $164.1 million in 2021, representing an increase of 88.1% from $87.2 million in 2020.

In 2021, the Company’s sales volumes increased by 54.4% to 129,993,532 kg from 84,185,002 kg in 2020. The average unit selling price increased by 21.2% from 2020 to 2021. The increase in revenue was mainly attributable to the different sales mix, an increase in the average unit selling price, and the increased sales volume as a result of more vessels were put into operations.

Gross Margin

The Company’s gross loss margin was 11.8 % for the three months ended December 31, 2021, as compared to gross loss margin of 38.7% for the same period of 2020.

The Company’s gross loss margin was 7.7% in 2021, as compared to gross loss margin of 2.8% in 2020.

Selling Expense

For the three months ended December 31, 2021, total selling expense was $2.5 million, as compared to $1.6 million for the same period of 2020.

In 2021, total selling expense was $7.6 million, as compared to $4.9 million in 2020, representing an increase of 57.4%. The increase was primarily due to the increases in insurance fees, storage fees, customs clearance charges, shipping and handling fees, and miscellaneous selling expense.

General & Administrative Expense

For the three months ended December 31, 2021, general and administrative expense was $0.7 million, as compared to $2.0 million for the same period of 2020.

In 2021, total general and administrative expense was $6.8 million, as compared to $7.2 million in 2020, representing a decrease of 6.0%, primarily due to a decrease in depreciation expense, partially offset by an increase in professional fees due to the increases in accounting fees and legal fees.

Net Income/(Loss)

Net income for the three months ended December 31, 2021 was $7.3 million, as compared to net loss of $85.2 million for the same period of 2020.

In 2021, net loss was $2.4 million, as compared to net loss of $77.6 million in 2020.

Net Income/(Loss) Attributable to Ordinary Shareholders of the Company

Net income attributable to ordinary shareholders of the Company for the three months ended December 31, 2021 was $6.7 million, or $0.08 per basic and diluted share, as compared to net loss attributable to ordinary shareholders of the Company of $79.7 million, or $(1.00) per basic and diluted share, for the same period of 2020.

Net loss attributable to ordinary shareholders of the Company in 2021 was $2.5 million, or $(0.03) per basic and diluted share, as compared to net loss attributable to ordinary shareholders of the Company of $72.9 million, or $(0.92) per basic and diluted share, in 2020.

Pingtan Marine Enterprise, Ltd.	Page 5
May 16, 2022

Conference Call Details

Pingtan also announced that it will discuss financial results in a conference call on Wednesday, May 18, 2022 – 8:30 a.m. ET (May 18, 2022, at 8:30 p.m. Beijing Time).

The dial-in numbers are:

Live Participant Dial-in (Toll Free):	877-407-0310
Live Participant Dial-in (International):	201-493-6786

To listen to the live webcast, please go to http://www.ptmarine.com and click on the conference call link at the top of the page or go to: https://event.choruscall.com/mediaframe/webcast.html?webcastid=XgNdUfYE.html.This webcast will be archived and accessible through the Company’s website for approximately 30 days following the call.

About Pingtan

Pingtan is a fishing company that engages in ocean fishing through its subsidiary, Fujian Provincial Pingtan County Ocean Fishing Group Co., Ltd., or Pingtan Fishing.

Business Risks and Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Pingtan’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. Although forward-looking statements reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by us. Consequently, forward-looking statements are inherently subject to risks and uncertainties and actual results and outcomes may differ materially from the results and outcomes discussed in or anticipated by the forward-looking statements. Risks include anticipated growth and growth strategies; need for additional capital and the availability of financing; delays in deploying vessels; conducting fishing operations and locating or re-locating vessels, in foreign waters and related license requirements; actions taken by government regulators, such as the Indonesian moratorium, or reports or allegations of illegal activity by us, related parties or those with which we conduct business; our ability to successfully manage relationships with customers, distributors and other important relationships; technological changes; competition; demand for our products and services; operational, mechanical, climatic or other unanticipated issues; the deterioration of general economic conditions, whether internationally, nationally or in the local markets in which we operate; the impact of the coronavirus (COVID-19) on the Company’s financial condition, business operations and liquidity; the impact of COVID-19 on our customers and distributors global or national health concerns, including the outbreak of pandemic or contagious diseases such as the COVID-19 pandemic; legislative or regulatory changes that may adversely affect our business; and other risk factors contained in Pingtan’s SEC filings available at www.sec.gov, including Pingtan’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. Pingtan undertakes no obligation to update or revise any forward-looking statements for any reason, except as required by law.

CONTACT:

LiMing Yung (Michael)

Chief Financial Officer

Pingtan Marine Enterprise Ltd.

Tel: +86 591 87271753

michaelyung@ptmarine.net

Maggie Li
Investor Relations Manager
Pingtan Marine Enterprise Ltd.
Tel: +86 591 8727 1753
mli@ptmarine.net

INVESTOR RELATIONS

PureRock Communications Limited

PTmarine@pure-rock.com

Pingtan Marine Enterprise, Ltd.	Page 6
May 16, 2022

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)

(IN U.S. DOLLARS)

	For the three Months Ended
	December 31, 2021	December 31, 2020
REVENUE	$62,807,077	$31,022,204
COST OF REVENUE	70,194,063	43,019,999
GROSS PROFIT	(7,386,986)	(11,997,795)

OPERATING EXPENSES:
Selling	2,519,748	1,567,947
General and administrative	987,971	1,216,266
General and administrative-Depreciation	(310,673)	791,943
Subsidy	(561,642)	(881,465)
Impairment loss	4,830,150	67,713,324
Settlement of contract	(26,408,130)	-
Total Operating Expenses	(18,942,576)	70,408,015
INCOMEFROM OPERATIONS	11,555,590	(82,405,810)

OTHER INCOME (EXPENSE):
Interest income	298,966	409,734
Interest expenses	(5,650,377)	(3,560,970)
Foreign currency transaction gain	1,047,466	204,687
Gain(Loss) from cost method investment	7,518	1,821
Gain(Loss) on equity method investment	57,081	195,044
Other expense	2,638	(477)
Total Other Expense, net	(4,236,708)	(2,750,161)

LOSSBEFORE INCOME TAXES	7,318,882	(85,155,971)

INCOME TAXES	1,749	-

NET INCOME (LOSS)	$7,317,133	$(85,155,971)

LESS: NET INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	642,211	(5,499,859)

NET INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	$6,674,922	$(79,656,112)

COMPREHENSIVE INCOME:
NET INCOME/LOSS	7,317,133	(85,155,971)
OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized foreign currency translation gain (loss)	(187,190)	3,310,552
TOTAL COMPREHENSIVE INCOME/LOSS	$7,129,943	$(81,845,419)

LESS: COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO THE NON-CONTROLLING INTEREST	625,298	(5,170,963)

COMPREHENSIVE INCOME (LOSS)ATTRIBUTABLE TO OWNERS OF THE COMPANY	$6,504,645	$(76,674,456)

NET INCOME (LOSS)PER ORDINARY SHARE ATTRIBUTABLE TO OWNERS OF THE COMPNAY
Basic and diluted earnings per share	$0.08	$(1.00)

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	85,940,965	79,302,428

Pingtan Marine Enterprise, Ltd.	Page 7
May 16, 2022

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(IN U.S. DOLLARS)

	For the Years Ended December 31,
	2021	2020	2019
REVENUE	$164,083,044	$87,240,420	$89,622,156

COST OF REVENUE	176,724,581	89,661,883	64,396,571

GROSS (LOSS)/ PROFIT	(12,641,537)	(2,421,463)	25,225,585

OPERATING EXPENSE (INCOME):
Selling	7,632,730	4,850,044	2,715,599
General and administrative	5,892,080	4,091,729	4,163,873
General and administrative - depreciation	836,142	3,066,522	3,726,061
Government subsidy	(20,449,471)	(13,660,284)	(6,440,299)
Impairment loss	6,301,373	67,713,324	7,951,635
Settlement of contract	(26,408,130)	-	-
(Gain) on fixed assets disposal	-	-	(59,432)

Total Operating (Income) Expense, Net	(26,195,276)	66,061,335	12,057,437

INCOME (LOSS) FROM OPERATIONS	13,553,739	(68,482,798)	13,168,148

OTHER INCOME (EXPENSE):
Interest income	371,695	3,745,611	780,604
Interest (expense)	(17,371,089)	(13,432,919)	(6,055,310)
Foreign currency transaction gain (loss)	1,231,614	607,674	(298,304)
Dividend income from cost method investment	612,734	135,338	312,727
(Loss) on the interest sold	-	-	(86,603)
(Loss) on equity method investment	(708,020)	(156,085)	(486,803)
Other (expense)	(74,223)	(35,401)	(954,394)

Total Other Expense, net	(15,937,289)	(9,135,782)	(6,788,083)

(LOSS) INCOME BEFORE INCOME TAXES	(2,383,550)	(77,618,580)	6,380,065

INCOME TAXES	1,749	-	-

NET (LOSS) INCOME	(2,385,299)	(77,618,580)	6,380,065

LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	95,420	(4,740,332)	698,041

NET (LOSS) INCOME ATTRIBUTABLE TO OWNERS OF THE COMPANY	(2,480,719)	(72,878,248)	5,682,024

LESS: PREFERRED DIVIDENDS	(640,922)

NET (LOSS) INCOME ATTRIBUTABLE TO ORDINARY SHAREHOLDERS OF THE COMPANY	$(3,121,641)	$(72,878,248)	$5,682,024

COMPREHENSIVE (LOSS) INCOME:
NET (LOSS) INCOME	$(2,385,299)	$(77,618,580)	$6,380,065
OTHER COMPREHENSIVE (LOSS) INCOME
Unrealized foreign currency translation gain (loss)	2,895,972	7,156,773	(2,861,319)
COMPREHENSIVE INCOME (LOSS)	510,673	(70,461,807)	3,518,746
Less: comprehensive income (loss) attributable to the non-controlling interest	342,401	(4,095,594)	469,583
COMPREHENSIVE INCOME (LOSS) ATTRIBUTABLE TO OWNERS OF THE COMPANY	$168,272	$(66,366,213)	$3,049,163

NET (LOSS) INCOME PER ORDINARY SHARE;
Basic and diluted	$(0.03)	$(0.92)	$0.07

WEIGHTED AVERAGE ORDINARY SHARES OUTSTANDING:
Basic and diluted	84,906,368	79,121,471	79,055,053

Pingtan Marine Enterprise, Ltd.	Page 8
May 16, 2022

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN U.S. DOLLARS)

	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash	$5,789,508	$691,933
Restricted cash	14,831,138	9,912,666
Accounts receivable, net of allowance for doubtful accounts	26,861,827	31,946,561
Accounts receivable-related parties	5,660,857	-
Inventories, net of reserve	54,969,973	67,611,136
Prepaid expenses	18,559,252	170,706
Prepaid expenses-related party	-	2,015,357
Other receivables	113,765,721	1,901,094

Total Current Assets	240,438,276	114,249,453

OTHER ASSETS:
Cost method investment	3,293,756	3,218,440
Equity method investment	29,674,764	29,689,813
Prepayment for long-term assets	30,114,340	66,083,041
Right-of-use asset	465,016	64,220
Property, plant and equipment, net	272,249,346	250,155,011

Total Other Assets	335,797,222	349,210,525

Total Assets	$576,235,498	$463,459,978

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$54,153,711	$18,792,983
Accounts payable - related parties	4,960,300	9,966,708
Short-term bank loans	72,305,786	52,414,596
Long-term bank loans - current	76,856,590	39,987,577
Accrued liabilities and other payables	27,531,333	12,151,633
Lease liabilities- current	400,557	32,349
Due to related parties	7,175,988	18,354

Total Current Liabilities	243,384,265	133,364,200

OTHER LIABILITIES:
Lease liabilities	32,161	-
Long-term bank loans - non-current	240,729,193	245,116,088

Total Liabilities	484,145,619	378,480,288

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Equity attributable to owners of the Company:
Ordinary shares ($0.001 par value; 125,000,000 shares authorized; 85,940,965 and 79,302,428 shares issued and outstanding at December 31, 2021 and 2020, respectively.)	85,941	79,302
Additional paid-in capital	89,279,792	82,045,993
(Deficit)	(21,842,858)	(18,594,755)
Statutory reserve	15,878,174	15,751,712
Accumulated other comprehensive (loss)	(6,919,882)	(9,568,873)
Total equity attributable to owners of the Company	76,481,167	69,713,379
Non-controlling interest	15,608,712	15,266,311
Total Shareholders’ Equity	92,089,879	84,979,690
Total Liabilities and Shareholders’ Equity	$576,235,498	$463,459,978

Pingtan Marine Enterprise, Ltd.	Page 9
May 16, 2022

PINGTAN MARINE ENTERPRISE LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN U.S. DOLLARS)

	For the Years Ended December 31,
	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(2,385,299)	$(77,618,580)	$6,380,065
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities:
Depreciation	16,129,686	14,722,446	11,308,882
Bad debt expense	178,244	380,866	8,050
Inventory reserve (reversal)	9,366,467	14,984,980	(142,370)
Loss on equity method investment	708,020	156,085	486,803
Stock issued for professional fees	-	209,793	-
Loss on the interest sold	-	-	86,603
(Gain) on disposal of fixed assets	-	-	(59,432)
Impairment loss	6,301,372	67,713,324	7,943,585
Settlement of contract	(26,408,129)	-	-
Changes in operating assets and liabilities:
Accounts receivable	5,669,874	(21,222,129)	(3,110,730)
Inventories	4,820,618	(48,067,241)	(24,918,904)
Prepaid expenses	(18,341,059)	1,199,764	(727,857)
Prepaid expenses - related parties	2,057,259	(1,906,460)	-
Due from related parties	(5,646,422)	-	-
Other receivables	(8,091,258)	(1,177,998)	74,967
Accounts payable	35,780,524	8,933,807	(22,443,999)
Accounts payable - related parties	(5,226,281)	7,701,504	(1,501,793)
Accrued liabilities and other payables	14,108,415	738,755	5,527,508
Accrued liabilities and other payables - related party	-	-	(1,290)
Due to related parties	297,678	672,932	(9,483,868)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	29,319,709	(32,578,152)	(30,573,780)
CASH FLOWS FROM INVESTING ACTIVITIES:
Prepayment for long-term assets	(54,141,296)	(12,913,191)	(49,592,695)
Purchase of property, plant and equipment	(30,718,417)	(86,611,283)	(118,468,793)
Proceeds from disposal of property, plant and equipment	-	-	72,480
Proceeds from government grants for fishing vessels construction	18,460,576	29,358,038	35,524,824
NET CASH (USED IN) INVESTING ACTIVITIES	(66,399,137)	(70,166,436)	(132,464,184)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term bank loans	72,121,401	93,075,852	10,147,133
Repayment of short-term bank loans	(53,504,380)	(53,641,846)	(5,062,771)
Proceeds from long-term bank loans	98,315,781	108,821,094	208,023,483
Repayment of long-term bank loans	(72,571,291)	(58,952,604)	(18,880,916)
Advances from (to) related parties	6,992,000	-	(22,664,328)
Proceeds from Due from related party	-	12,619,964	-
Proceeds from Issue of Ordinary Shares	4,351,243	-	-
Proceeds from Issue of Preferred Shares	3,698,273	-	-
Repayment to related party	(11,913,633)	-	-
Repurchase shares	(1,450,000)	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	46,039,394	101,922,460	171,562,601
EFFECT OF EXCHANGE RATE ON CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,056,081	1,334,522	(399,287)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	10,016,047	512,394	8,125,350
CASH, CASH EQUIVALENTS AND RESTRICTED CASH - beginning of period	10,604,599	10,092,205	1,966,855
CASH, CASH EQUIVALENTS AND RESTRICTED - end of period	$20,620,646	$10,604,599	$10,092,205
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for:
Interest	$17,759,215	$20,549,990	$6,419,569
Income taxes	$-	$-	$-

RECONCILIATION TO AMOUNTS ON CONSOLIDATED BALANCE SHEETS:
Cash and cash equivalents	$5,789,508	$691,933	$10,092,205
Restricted cash	14,831,138	9,912,666	-
TOTAL CASH, CASH EQUIVALENTS AND RESTRICTED CASH	$20,620,646	$10,604,599	$10,092,205
NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of property and equipment by decreasing prepayment for long-term assets	$37,419,467	$-	$-